John S. Marten Attorney at Law +1 (312) 609 7753 jmarten@vedderprice.com	222 North LaSalle Street Chicago, Illinois 60601 T: +1 (312) 609 7500 F: +1 (312) 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES

December 30, 2015

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund; File Nos. 002-78808 and 811-03541

Dear Sir/Madam:

On behalf of Asset Management Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 72 to the Trust’s Registration Statement (the “Amendment”) under the Securities Act of 1933. The amendment is filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 to incorporate supplements to the Large Cap Equity Fund’s registration statement previously filed under Rule 497 of the Securities Act of 1933 and to make other changes.

If you have any questions, please contact the undersigned at (312) 609-7753.

Very truly yours, /s/ John S. Marten

JSM/gk

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